

KNOCK

Knock empowers you to buy your new home before you sell your current home

knock.com Atlanta, GA

Featured Investors

Jed Nachman
Foundry Group
Second Century Ventures (The National Association of Realtors)
RRE Ventures
Greycroft
Parker89 (First American Financial)
Jed Nachman (Yelp)

Jed Nachman

Syndicate Lead

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I have served on the board of Knock since 2019 remain convinced that they are tapping into an incredible unmet need in the residential real estate space. The TAM for the company is very large, and the Knock Bridge Loan just makes sense, allowing home buy

Invested $250,000 this round & $550,000 previously

Highlights

1. $2.4B Gross transaction volume

2. $1.0B Loan origination volume

3. Free distribution through 30k agents and 2k loan officer partners nationwide

4. 4.8 Star Zillow rating from over 750 reviews

5. A+ Better Business Bureau rating

6. “Excellent” Trustpilot rating

7. 80 (Excellent) Net Promoter Score (NPS)

Our Team



Sean Black CEO & Co-founder

Founding member of Trulia, Top 100 of The Swanepoel Power 200 most influential people in residential Real Estate & Top 20 Tech Executives of 2023, Inman Real Estate Power Player for 2023.



Jamie Glenn COO & Co-founder

Founding member of Trulia, Head of Yahoo Real Estate & Classifieds, Former CPA at Arthur Andersen.



Allie McKinley Vice President, User Experience

Former Zillow Product Design Lead responsible for Zillow’s brand identity and homepage with over 220M unique users.



Stephen Wegner Chief of Staff

Over 15 years experience with a diverse background in roles at Knock, AdQuick, McKinsey & Company, and Unisys. Excels in leadership, operations, and strategic partnerships.



Terra Soloski Vice President, People

20 years in staffing and HR, Robert Half International Bay Area leader and recipient of $10 million dollar award for revenue generated in a single year.



David Maddox Head of Finance and Accounting

Extensive accounting and auditing experience with developing and leading teams including SEC reporting, pre-IPO and IPO life cycle for tech and biotech companies, internal controls, SOX compliance and acquisitions.



Jen Strain Head of Lending

12 years experience building and leading lending operations at fast growth companies including Knock and Silverton Mortgage, a Berkshire Hathaway company.



Kelly Rasmussen Senior Director, Product Management

20 years in Proptech and Fintech, with key roles at GoSmith, Porch Group and Knock. Adept in digital platforms, committed to enhancing customer experiences.



Stacey Arenson Head of Marketing

Named Top 30 Women in Food Tech 2022, helped scale a company from $40,000 MRR to over $11 million MRR in 4.5 years, developed expertise in working at startups and building marketing departments from the ground up.

knock·

Knock is a software-driven lending platform empowering 64% of homebuyers, buying & selling



$2.4B Gross transaction volume all time
$1.0B Loan origination all time

Zillow ★★★★☆ 4.8 • 756 Reviews

BBB A+ rating ★★★★★ 4.76/5 Average of 51 Customer Reviews

Trustpilot Reviews 57 • Excellent

80 NPS
Excellent
(70-100)

1. 64% buying and selling at the same time https://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
2. https://www.zillow.com/profile/KnockHomes
3. https://www.bbb.org/us/ga/atlanta/profile/home-buyers/knock-0443-28123570https://capture.dropbox.com/1sdULeuU1HLYLfh3s
4. https://www.trustpilot.com/review/knock.com

Buying & selling a home simultaneously is a long, uncertain, emotional rollercoaster


Excitement
Find dream home
Disappointment
Can't buy till old house sells
Frustration
Living through repairs and showings
Fear
Losing dream home as sale process drags on
Anger
Low ball offers, hidden costs
Anxiety
Pay two mortgages or live in a rental?
Anticlimax
Get keys to dream home
Old Home
New Home Search
5 Months
Old Home Prep
4 Months
On Market
3 Months
Making Offers
2 Months
Receiving Offers
1 Month
In Contract
New Home
Move

- 64% buying and selling at the same time https://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
- 64.9% of families owned their primary residence in 2019 https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics
- 33% of all home buyers are first-time buyers in 2020, the same as 2019

Buy Now, Sell Later with Knock

64% of homebuyers have a house to sell with $31T in homeowner equity tied-up in the old house [1][2]

Tap into cash flow

Cover expenses like the down payment, repairs, and moving

Be more competitive

Make offers more competitive with no contingency to sell your prior home

Your money goes further

Remove your current mortgage from your new mortgage calculation

Maximize your sale

Align incentives to get the most out of your home's sale

1. ttps://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
2. https://fred.stlouisfed.org/series/OEHRENWBSHNO

Buy Now, Sell Later with Knock

With $31T in homeowner equity, homebuyers are equity rich but cash poor and unable to pay two mortgages [1][2]



Buy Now

New House:

- $380k Avg Mortgage
- 120k Avg Bridge Loan
- 720+ Credit (Super-Prime)

Use of Bridge Funds

- Downpayment
- Buy down rate

- Prep old home
- Debt payoffs
- Old mortgage payments

Sell Later

Current House:

- Collateralized by Bridge
- Full-recourse to owner
- 80% put option at 6-mo
  - No old mortgage in DTI
  - Freddie/Fannie approved

Avg Bridge $120k / 90-120 Days

1. ttps://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/
2. https://fred.stlouisfed.org/series/OEHRENWBSHNO

CONFIDENTIAL | PROPRIETARY

Agent + Lender Distribution

Since have 2k loan officers in our network of 30k agents who bring Knock to consumers at near zero CAC




2M

2M real estate agents in the US, of which 1.5M are Realtors [1][2]


92k

Loan officers in the US [3]



NATIONAL ASSOCIATION OF REALTORS®

"I haven't seen any program that works better for anyone who needs to buy and sell"

The Klaus Team
Ranked #3 AZ, 50+ Home Swaps

Winner-takes-most opportunity

1. National Association of Realtor https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics
2. https://www.homelight.com/blog/how-many-realtors-in-the-us/
3. https://mortgage.nationwidelicensingsystem.org/about/Pages/Reports.aspx

Lender + Agent Flywheel

Knock's loan platform drives sales and accelerates revenue for agents and lenders resulting in near Zero Cost to Knock


Agents earn full commission on both sides of Home Swaps
Consumers get instant gratification, convenience & certainty
Knock facilitates 100% financing upfront
Lenders refer agents and customers to get loans funded faster
Knock Revenue

Revenue Opportunity

Knock's proprietary bridge loan solution alone is a large revenue opportunity


$27.3B
Bridge-Only
Revenue
$11.3k
Revenue per
Customer
X
3.8M
Mortgage
Originations
X
64%



Buying
& Selling

1. Pro-Forma Unit Economics slide
2. 2024 MBA Mortgage Finance Forecast https://www.mba.org/docs/default-source/research-and-forecasts/forecasts/2023/mortgage-finance-forecast-apr-2023.pdf?sfvrsn=399bbd96
3. 64% buying and selling at the same time https://www.zillow.com/report/2019/selling-a-home-in-america/home-seller-overview-key-facts-figures/

Why Lenders & Agents Love Knock

NFM Lending®
Ready. Set. Mortgage.™

- Knock's #1 Lending Partner
- $6.9 Billion Annual Volume
- 20k Closed Loans Annually

Lenders



Agents



CLICK ON VIDEO TO PLAY



Hi, I'm Ashley.

Ashley McPoland
NFM Loan Originator
Knock Partner

Mortgagexashleymcp

Ashleymcp

Knock's tech platform creates liquidity through transparency

- Integrated platform spans origination, underwriting, payment processing, repairs, listing management and communication with all parties involved.
- Centralized hub for channel partners to manage customers, track progress, share docs and get notifications.
- A great user experience (NPS > 80) leads to more referrals and repeat business.
- Complete data on both sides of the transaction provides exceptional experiences competitors can't match.



Welcome back!
Clients
June Chen
Buying
Under contract
View Loan Hub

knock

Business Model

Strong unit economics with **opportunity to expand** as interest rates go down & bridge-only scales

$500,000
New Home Purchase Price

$120,000
Bridge Loan
~$94k - Down payment
~$26k - repairs & other

$450,000
Old Home List Price

Knock Revenue:

- **Contract Fee**
  2.25% of list price of existing home on all Home Swaps received upfront upon purchase of new home
- **Processing & Admin Fees**
  $800 per Home Swap received upfront upon purchase of new home

Bridge-only by Q3 '24. Eliminates gain on sale revenue, but offset by referral revenue, lower lender credits, and less costs that allow it to scale.

	Bridge Only Home Swap
Revenue, net	**$11,295**
Direct operational costs	1,758
Contribution Margin	**$9,537**
	84%
Interest*	4,200
Contribution Margin after Interest	**$5,337**
	47%
CAC	$188

* Assumes 12% annual interest rate for 3.5 months on average

Leadership Team

Sean Black
Co-Founder & CEO
Trulia Founding Team
trulia corcoran

Jamie Glenn
Co-Founder & COO
Trulia Founding Team
trulia YAHOO! REAL ESTATE

Allie McKinley
VP, User Experience
Project Design Lead
Zillow

Stephen Wegner
Chief of Staff
McKinsey, AdQuick
McKinsey & Company AdQuick

Knockstar Management

Jennifer Strain Vice President, Lending Operations Silverton Mortgage, Berkshire Hathaway	**Terra Soloski** Vice President, People zoosk, Robert Half	**David Maddox** Director, Finance & Accounting EY
Stacey Arenson Head of Marketing Chowly, Groupon	**Kelly Rasmussen** Senior Director, Product Management Porch, Installation Made Easy	

CONFIDENTIAL | PROPRIETARY

Investment **Highlights**

Knock is a high margin, software-driven lending platform with network effects and near zero CAC via offline channel partners

Competitive Moat

- **Network Effects** - 2M agents and 92k loan officers for whom Knock drives sales and revenue

Software-Driven

- Mobile-first tech tools for a hassle-free process
- Embedded in workflow - little change in

- **Near zero CAC** across hundreds of funded loans

consumer, agent or lender behavior

Massive Market

- $45 trillion home values – larger than market cap of all US equities
- $1.9 trillion transactions - Americans spend more on housing than food, grocery and restaurant combined

High Margin, Capital Light

- 80-90% transaction financed by new mortgage
- 80%+ margins

$136M Equity Raised + $100M Bridge Debt Capacity